Genomic Health, Inc. 301 Penobscot Drive Redwood City, California 94063 www.genomichealth.com
August 19, 2010
VIA EDGAR
John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Genomic Health, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 15, 2010 File No, 000-51541 Definitive Proxy Statement on Schedule 14A Filed April 29, 2010 File No. 000-51541
Dear Mr. Reynolds:
     In response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Genomic Health, Inc. (the “Company”) dated August 11, 2010 and in furtherance of your telephone conversation with Gabriella Lombardi yesterday, this letter will confirm that the Company intends to respond to the Staff’s comments on or before September 15, 2010.
     Thank you for your consideration in this matter. Should you have any questions, please call the undersigned at 650.569.2290 or Gabriella Lombardi at 650.233.4670.

Sincerely,

G. Bradley Cole
Chief Operating Officer and Chief Financial Officer Genomic Health, Inc.

cc:	Kimberly J. Popovits, Genomic Health, Inc. Gabriella Lombardi, Pillsbury Winthrop Shaw Pittman LLP